

Mail Stop 3628

March 31, 2016

James Darrell Thomas
Vice President, Treasurer and Assistant Secretary
Harley-Davidson Customer Funding Corp.
3850 Arrowhead Drive
Carson City, Nevada 89706

> **Re:** **Harley-Davidson Customer Funding Corp.**
> **Amendment No. 2 to Registration Statement on Form SF-3**
> **Filed March 24, 2016**
> **File No. 333-208825**

Dear Mr. Thomas:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 10, 2016 letter or the oral comments we issued on March 15, 2016.

Form SF-3

Form of Prospectus

Underwriting, page 59

1. We note your revisions in response to prior comment 18. In particular, we note that your retail credit losses may increase, in part, due to your efforts to increase loan approvals to subprime borrowers. Please revise the underwriting section of the prospectus, to the extent appropriate, to explain any changes that were made to the underwriting criteria in order to increase the number of loan approvals to subprime borrowers.

James Darrell Thomas
Harley-Davidson Customer Funding Corp.
March 31, 2016
Page 2

Representations, Repurchase and Asset Representations Review

Asset Representations Review

Review Report, page 84

2. We note your response to prior comment 5 and reissue. We note that in Section 7.08 of the Form of Sale and Servicing Agreement that if the depositor has knowledge of a breach of a representation or warranty of the seller, receives notice from a transaction party of a breach of a representation or warranty of the seller, receives a repurchase request, or receives a review report that indicates a test fail for a contract, then the depositor will investigate the contract to confirm the breach and determine if the breach has a material adverse effect on the contract. It does not appear that Section 7.08 of the Form of Sales and Servicing Agreement specifies that the depositor must make a determination of whether the breach constitutes a default. Please either advise or revise the disclosure to clarify depositor's repurchase obligation with respect to contracts in which noncompliance with the representations and warranties is detected by the asset representations reviewer. Additionally, if the depositor's repurchase obligations as set forth under the section titled "Obligations to Repurchase Contracts" are different from its repurchase obligations related to contracts in which the reviewer has issued a test fail, please provide disclosure explaining in greater detail the differences between these respective repurchase obligations.

Dispute Resolution for Repurchase Requests, page 84

3. We note your responses to prior comments 6 and7 and reissue. Although you note in your response that you have revised certain disclosure, no changes were made in this section of the registration statement.

Exhibit 10.2 Form of Sale and Servicing Agreement

Section 7.12 Dispute Resolution

4. We note your response to prior comment 15 and reissue in part. Please revise the language in clause (v) of Section 7.12(c) to clarify that the requesting party is giving up its right to sue in court by selecting binding arbitration.

Please contact Michelle Stasny at (202)551-3674 or me at (202)551-3731 with any other questions.

Sincerely,

/s/ M. Hughes Bates

M. Hughes Bates
Special Counsel
Office of Structured Finance

cc: Patrick G. Quick, Esq., Foley & Lardner LLP
        Nicholas J. Faleris, Esq., Foley & Lardner LLP